Distribution of Dividends corresponding to Fiscal Year 2023

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that its shareholders, during the General Ordinary Shareholders' Meeting, held on March 22, 2024, approved the distribution of dividends as follows: an ordinary dividend of two hundred and seventy-eight pesos (COP $278) per share and an extraordinary dividend of thirty-four pesos (COP $34) per share, for a total dividend distribution of three hundred and twelve pesos (COP $312) per share. The payment of the ordinary and extraordinary dividend to minority shareholders will be made in two installments of equal value, on the following dates: April 3, 2024 and June 26, 2024. The payment to the majority shareholder will be made during the course of the year and in any case before December 31, 2024, taking into account the payment schedule of the balance of the debt of the Fuel Price Stabilization Fund (FEPC) accrued during 2023, which is owed by the majority shareholder to Ecopetrol.

Bogota D.C., March 22, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co